Exhibit 99.1

Aurora Mobile Limited Announces Change to Board Composition

SHENZHEN, China, May 08, 2020 (GLOBE NEWSWIRE) — Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading mobile developer service provider in China, today announced that its board of directors (the “Board”) has appointed Mr. Hon Sang Lee as an independent director, effective May 7, 2020, replacing Mr. Yi Kuang, who resigned from the Board for personal reasons. Mr. Lee will also serve as a member of the audit committee of the Board, a member of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board. The resignation of Mr. Kuang did not result from any dispute or disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

The Board’s audit committee, compensation committee, and nominating and corporate governance committee now each consists of three members, all of whom are independent directors.

Mr. Lee is a seasoned technology entrepreneur and active angel investor with unique leadership experience with leading multinational and local technology companies in China. He currently serves as the chairman and executive partner of ShangGu Capital, which is an equity venture investment fund targeting early and growth stage innovative companies. He is also a director of Shenzhen Dynanonic Co., Ltd. (SZSE: 300769) and independent director of Tarena International, Inc. (Nasdaq: TEDU). Mr. Lee is a business pioneer in China starting in 1987 when he joined HP China and stayed with HP for 12 years until 1999. While at HP, Mr. Lee established and headed the HP Personal Computer and Peripheral Business in China, growing it from a small operation to a market leader when he left in 1999. Mr. Lee then joined Founder Holdings Ltd., a Hong Kong-listed company, as chief executive officer to run its software and systems integration business. Mr. Lee was chairman and chief executive officer of Hinge Software, a software company he co-founded in 2003. Mr. Lee founded Sinova SJ Capital in 2010. Mr. Lee received his bachelor’s degree in computer science from the University of Hong Kong.

Mr. Weidong Luo, Chairman and Chief Executive Officer of the Company, stated, “We thank Mr. Kuang for his service to Aurora Mobile as our board member and wish him all the best in his future endeavors. At the same time, we warmly welcome Mr. Hon Sang Lee and look forward to working with him to build on the success Aurora Mobile has already achieved.”

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China, and a pioneer in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora Mobile has accumulated data from approximately 1.45 million mobile applications that have utilized the Company’s developer services and nearly 33.6 billion installations of the Company’s software development kits (SDKs), with monthly active unique device base of nearly 1.36 billion, as of December 2019. Based on Aurora Mobile’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora Mobile strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

For more information, please visit http://ir.jiguang.cn/

Investor Relations Contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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